Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-156050
Dated August 9, 2010
PARKWAY PROPERTIES, INC.
1,974,896 Shares of 8.00% Series D Cumulative Redeemable Preferred Stock
(Liquidation Preference $25.00 per share)
FINAL PRICING TERMS

Issuer:	Parkway Properties, Inc.

Title of Shares:	8.00% Series D Preferred Stock

Number of Shares:	1,974,896

Maturity:	Perpetual

Trade Date:	August 9, 2010

Settlement Date:	August 12, 2010 (T+3)

Dividend Rate:	8.00%

Dividend Payment Dates:	January 15, April 15, July 15 and October 15 commencing October 15, 2010

First Dividend Record Date:	September 30, 2010

Yield (including accrued dividend):	8.419%

Yield (excluding accrued dividend):	8.500%

Public Offering Price:	$23.757

Purchase Price by Underwriter:	$23.016

Net Proceeds (before expenses):	$45,454,206

Underwriting Commission:	$1,463,398

Joint Book-Running Managers:	Wells Fargo Securities, LLC Banc of America Securities LLC

Listing/Symbol:	NYSE/ “PKYPrD”

CUSIP:	70159Q401
The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-326-5897 or Banc of America Securities LLC toll-free at 1-800-294-1322.